Exhibit (m)(1)

                            KELMOORE STRATEGIC TRUST

      RULE 12B-1 PLAN OF DISTRIBUTION AND SERVICE PLAN FOR CLASS C SHARES
                                FEBRUARY 18, 2000

                                   AS AMENDED
   AUGUST 14, 2000, FEBRUARY 16, 2005, FEBRUARY 7, 2006 AND FEBRUARY 20, 2008
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The following Distribution and Service Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), by Kelmoore Strategic Trust (the "Trust") for the Class C shares of Kelmoore Strategy(R) Fund, Kelmoore Strategy(R) Eagle Fund and Kelmoore Strategy(R) Liberty Fund (each a "Fund", and collectively the "Funds"). The Plan has been approved by a majority of the Trust's Trustees, including a majority of the Trustees who are not interested persons of the Trust as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

SECTION 1.  ANNUAL FEE.

     (a) Each Fund shall reimburse Kelmoore Investment Company, Inc., as the Fund's distributor (the "Distributor"), a monthly fee not to exceed 0.75% (3/4 of 1%) per annum of the average daily net assets of the Class C shares of the Fund.

     (b) In addition to the amounts described in (a) above, each Fund shall reimburse the Distributor for payment to dealers or others a monthly fee not to exceed 0.25% (1/4 of 1%) per annum of the average daily net assets of the Class C shares of the Fund, as a service fee.

SECTION 2.  EXPENSES COVERED BY THE PLAN.

     The fees payable under Section 1(a) of the Plan shall be used to reimburse the Distributor for any expenses primarily intended to result in the sale of the Fund's Class C shares, including, but not limited to: payments the Distributor makes to broker-dealers or other financial institutions and industry professionals for providing distribution assistance, payments made for the preparation, printing and distribution of advertisements and sales literature, and payments made for printing and distributing prospectuses and shareholder reports to other than existing shareholders of the Fund.

     The fees payable under Section 1(b) of the Plan shall be used to reimburse the Distributor for any expenses for personal service and/or the maintenance of shareholder accounts, including, but not limited to: payments made to broker-dealers or other financial institutions and industry professionals for providing administrative support services to the holders of the Fund's Class C shares.

     All such expenses covered by the Plan shall be deemed incurred whether paid directly by the Distributor or by a third party to the extent reimbursed therefor by the Distributor.

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SECTION 3.  DISTRIBUTION EXPENSES IN EXCESS OF FEE.

     All Distribution Expenses in excess of the fee rates provided for in this Plan may be carried forward and resubmitted in a subsequent fiscal year provided that (i) Distribution Expenses cannot be carried forward for more than three years following initial submission; and (ii) the Disinterested Trustees determine at the time of initial submission that the Distribution Expenses are appropriate to be reimbursed. Distribution Expenses will be paid on a first-in, first-out basis.

SECTION 4.  WRITTEN REPORTS.

     The Distributor shall furnish to the Board of Trustees, for its review, on a quarterly basis, a written report of the monies paid under the Plan or any related agreement and the purposes therefor, and shall furnish the Trustees with such other information as the Trustees may reasonably request in connection with payments made under the Plan or any related agreement in order to enable the Trustees to make an informed determination of whether the Plan should be continued.

SECTION 5.  TERMINATION.

     The Plan may be terminated at any time, without penalty, with respect to a Fund's Class C shares by a vote of a majority of the Disinterested Trustees or by vote of a majority of the outstanding voting securities of the Fund's Class C shares, and any distribution agreement under the Plan may be likewise terminated on not more than sixty (60) days' written notice. Once terminated, no further payments shall be made under the Plan for such Class C shares notwithstanding the existence of any unreimbursed current or carried forward distribution expenses.

SECTION 6.  AMENDMENTS.

     The Plan may not be amended to increase materially the amount to be spent for distribution and servicing of a Fund's Class C shares without approval by a majority of the outstanding voting securities of the Fund's Class C shares. All material amendments to the Plan and any related distribution agreement shall be approved by the Board of Trustees and the Disinterested Trustees cast in person at a meeting called for the purpose of voting on any such amendment.

SECTION 7.  SELECTION OF INDEPENDENT TRUSTEES.

     So long as the Plan is in effect, the selection and nomination of the Trust's Disinterested Trustees shall be committed to the discretion of such Disinterested Trustees.

SECTION 8.  EFFECTIVE DATE OF PLAN.

     The Plan shall take effect as of the date hereof and, unless sooner terminated, shall continue in effect for a period of more than one year from the date written above only so long as such continuance is specifically approved at least annually by the Board of Trustees, including the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance.

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SECTION 9.  PRESERVATION OF MATERIALS.

     The Trust will preserve copies of the Plan, any agreements relating to the Plan and any report made pursuant to Section 4 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

SECTION 10. MEANINGS OF CERTAIN TERMS.

     As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Trust under the 1940 Act by the Securities and Exchange Commission.
























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